EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of Metals USA Holdings Corp. and subsidiary (the “Successor Company”) of our report dated May 26, 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Successor Company’s acquisition of Metals USA, Inc. and subsidiaries on December 1, 2005, in a transaction accounted for in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” and the lack of comparability of financial information between reporting periods), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/    DELOITTE & TOUCHE LLP

Houston, Texas

May 26, 2006